Exhibit 99(i)(1)

November 30, 2021

Ohio National Fund, Inc.

One Financial Way

Montgomery, Ohio 45242

RE:	Ohio National Fund, Inc., File Nos: 2-67464, 811-3015

Dear Ladies and Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 101 to the Registration Statement, File Nos. 2-67464 and 811-3015 (the “Registration Statement”), of Ohio National Fund, Inc. (the “Corporation”).

We have examined a copy of the Corporation’s Articles of Restatement, the Corporation’s Supplementary Articles, the Corporation’s By-laws, the Corporation’s record of the various actions by the Directors thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Corporation and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after Post-Effective Amendment No. 101 is effective for purposes of applicable federal and state securities laws, the shares of ON AB Relative Value Portfolio, ON Bond Portfolio, ON BlackRock Balanced Allocation Portfolio, ON BlackRock Advantage International Equity Portfolio, ON Janus Henderson Forty Portfolio, ON AB Small Cap Portfolio, ON AB Mid Cap Core Portfolio, ON S&P 500® Index Portfolio, ON Federated High Income Bond Portfolio, ON BlackRock Advantage Large Cap Value Portfolio, ON Nasdaq-100® Index Portfolio, ON BlackRock Advantage Large Cap Core Portfolio, ON BlackRock Advantage Small Cap Growth Portfolio, ON S&P MidCap 400® Index Portfolio, ON BlackRock Advantage Large Cap Growth Portfolio, ON Risk Managed Balanced Portfolio, ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio, ON Moderate Growth Model Portfolio, ON Growth Model Portfolio, ON iShares Managed Risk Balanced Portfolio, ON iShares Managed Risk Moderate Growth Portfolio, ON iShares Managed Risk Growth Portfolio, ON Janus Henderson U.S. Low Volatility Portfolio and ON Federated Core Plus Bond Portfolio (collectively, the “Portfolios”), each a class of the Corporation, if issued in accordance with the then current Prospectuses and Statements of Additional Information of the Portfolios, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 101 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Corporation and its shareholders and may not be relied upon by any other person or organization without our prior written approval.

Thompson Hine llp Attorneys at Law	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com O: 614.469.3200 F: 614.469.3361

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

MVW/AJD